Exhibit 99.1

Tantech Holdings Ltd. Announces the Closing of a

Registered Direct Placement for $6.5 Million of Common

Stock and Warrants

LISHUI, China, Sept. 29, 2017 /PRNewswire/ -- Tantech Holdings Ltd. (TANH) ("Tantech" or the "Company"), a leading clean energy company in China, today announced that it closed on September 29, 2017 a previously announced securities purchase agreement with certain institutional investors, raising approximately $6.5 million from selling its common stock at a price of $3.45 per share. After deducting offering expenses, the net proceeds will be used for general working capital purposes.

The Company issued a total of 1,891,307 common shares to institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 945,655 common shares at an exercise price of $4.25 per share, which warrants have a term of 5-year from the date of issuance.

FT Global Capital acted as the exclusive placement agent for the transaction.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor ("EDLC") carbon products for industrial energy applications. The Company aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon - power battery - specialty new energy vehicle value chain. For more information please visit: http://www.tantechholdings.com

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn